Armco Metals Holdings, Inc.

One Waters Park Drive

Suite 98

San Mateo, CA 94403

telephone: (650) 212-7620

“CORRESP’

January 28, 2014

Via EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Armco Metals Holdings, Inc. (the “Company”) Registration Statement on Form S-1 Filed December 27, 2013 File No. 333-193103

Ladies and Gentlemen:

The Company is in receipt of the staff’s letter of comment dated January 23, 2014. Following are the Company’s responses to such comments. Contemporaneously, the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”) which contains the revised disclosure as hereinafter set forth.

General

1.

We note that your periodic reports includes references to the Private Securities Litigation Reform Act of 1995 and the safe harbor provisions thereunder. For example, refer to the “Cautionary Note Regarding Forward-Looking Information and Factors That May Affect Future Results” section of your Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013 and the “Special Note Regarding Forward-Looking Statements” section of your Annual Report on Form 10-K for the fiscal year ended December 31, 2012. We note that the Private Securities Litigation Reform Act of 1995 does not apply to penny stocks. To the extent that you are excluded from relying upon the safe harbor pursuant to Section 27A(b) of the Securities Act of 1933 and Section 21E(b) of the Securities Exchange Act of 1934, please confirm that in future filings you will not include any reference to the Private Securities Litigation Reform Act of 1995 and the safe harbor provided thereunder.

Response: The Company believes that it meets the exclusion from the definition of a penny stock under Rule 3a51-1 of the Securities Exchange Act of 1934 in reliance on both (a)(1) as the Company’s common stock is listed on the NYSE MKT and paragraph (g) thereof as (i) its net tangible assets (i.e. total assets less intangible assets and liabilities) were $41.8 million at December 31, 2012, the date of its most recently audited balance sheet, and (ii) its average revenue for 2012, 2011 and 2010 was $93.9 million annually. In the event the Company should fail to qualify for one of the exclusions from the definition of a penny stock, it will not include any reference to the Private Securities Litigation Reform Act of 1995 and the safe harbor provided thereunder in any future filings.

Division of Corporation Finance

Securities and Exchange Commission

January 28, 2014

Registration Statement Cover Page

2.

We note that the registration statement registers the offering of common stock underlying unissued convertible notes. We also note that the terms and conditions governing the private placement and the unissued convertible notes may support the conclusion that the transaction should be treated as an indirect primary offering rather than a valid secondary offering. For guidance, refer to Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations. Please advise regarding your basis for the characterization of the resale offering of these securities as a valid secondary offering or, alternatively, revise the registration statement and the offering of these securities accordingly.

Response:     Question 139.11 of the Compliance and Disclosure Interpretations: Securities Act Sections, dated May 16, 2013 (the “C&DIs”) provides, in pertinent part, as follows:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement. [Nov. 26, 2008]”

We respectfully submit that the transactions contemplated by the Securities Purchase Agreement, dated as of November 4, 2013 (the “Purchase Agreement”), and the related transaction documents fully comply with the above SEC Staff guidance.

The transactions contemplated by the Purchase Agreement were completed as of November 4, 2013, because the investor was at market risk as of that date, which preceded the December 27, 2013 date of filing of the resale registration statement. As of November 4, 2013, pursuant to the Purchase Agreement, the investor had completed the purchase of the Initial Note (as defined in the Purchase Agreement) for a fixed purchase price of $300,000 and was irrevocably bound to purchase the Additional Note (as defined in the Purchase Agreement) for a fixed purchase price of $500,000, subject to the satisfaction of the conditions in the Purchase Agreement relating to the Additional Closing Date (as defined in the Purchase Agreement). Regarding such conditions, in accordance with the above-referenced guidance, we respectfully note that there are no conditions in the Purchase Agreement relating to the Additional Closing Date that are within the investor’s control or that the investor can cause not to be satisfied. Moreover, there are no conditions relating to the market price of the Company’s securities or the investor’s satisfactory completion of its due diligence on the company. Accordingly, in accordance with the above-referenced guidance, the investor was irrevocably bound to purchase a set number of securities (i.e., one Initial Note and one Additional Note) for a set purchase price (i.e., $300,000 for the Initial Note and $500,000 for the Additional Note) that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. As a result, the investor was at market risk as of November 4, 2013, the date the Purchase Agreement was executed, which was well in advance of the December 27, 2013 date of filing of the resale registration statement.

Division of Corporation Finance

Securities and Exchange Commission

January 28, 2014

We respectfully note that, as expressly stated in Question 139.11 of the C&DIs, this PIPE analysis applies to the convertible securities (i.e., the Initial Note and the Additional Note), and not to the underlying common stock. Accordingly, it is not relevant to the PIPE analysis that the Initial Note and the Additional Note are convertible at variable conversion prices and that the number of shares of the Company’s common stock issuable upon conversion thereof is not fixed. What matters is only that the investor be irrevocably bound to purchase a fixed number of notes at a fixed price that is not based on market price or fluctuating ratio. This requirement is clearly satisfied under the terms of the Purchase Agreement, because the investor purchased the Initial Note at a fixed price of $300,000 on November 4, 2013 and is irrevocably bound to purchase the Additional Note at a fixed price of $500,000 on the Additional Closing Date, provided all the conditions to the Additional Closing Date are satisfied (none of which are in the investor’s control), including the effectiveness of the resale registration statement.

Finally, since the Additional Closing Date would occur on the 10th trading day after effectiveness, we respectfully believe that the requirement, as stated in the above-referenced guidance, that the closing of the private placement of the unissued securities occur within a short time after the effectiveness of the resale registration statement is also satisfied under the terms of the Purchase Agreement.

For all of the foregoing reasons, we respectfully submit that the transactions contemplated by the Purchase Agreement and the related transaction documents fully comply with the above-referenced SEC Staff guidance and, therefore, the offering of the shares of the Company’s common stock underlying the Initial Note and the Additional Note is a valid secondary offering, and should not be treated as an indirect primary offering.

3.

Please revise footnote 2 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection. In this regard, please delete the language “as well as anti-dilution provisions applicable to the notes and warrants.”

Response: The table in Amendment No. 1 has been revised as requested. Please see page ii.

Prospectus Summary, page 2

Our Company, page 2

4.	Please revise this section to disclose your net losses for the last two completed fiscal years and the most recently completed interim period.

Response: The additional disclosure has been added. Please see page 2 of Amendment No. 1.

We trust the foregoing responds to the staff’s comments. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kexuan Yao

Kexuan Yao

President and Chief Executive Officer